November 9, 2004

Via US Mail and Facsimile

Jo Mark Zurel
Senior Vice-President & Chief Financial Officer
Hanger 1, St. John`s Airport
PO Box 5188
St. John`s, Newfoundland
Canada AIC5V5

Re:	CHC Helicopter
	Form 20-F for the Year Ended April 30, 2004
	Commission File Number:  1-31472

Dear Mr. Zurel:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
Form 20-F

Item 3 - Key Information

Selected Financial Data, page 5
1. Please revise your presentation within Selected Financial Data to present EBITDA and all other non-GAAP measures in a position of least prominence. Specifically, your balance sheet data for both
Canadian
and US GAAP Selected Financial Data should be presented before any non-GAAP measures.

Property Plant and Equipment Facilities, page 33

2. We note that you own several buildings on leased land, and that your old headquarters building was owned while the lease on the land expired in September 2004. Please tell us how you accounted for the disposition of the building as the lease has expired.


Item 5 - Operating and Financial Review Prospects

Results of Operations

Non-GAAP Measures, page 43
3. We note your disclosure on page 43 that you primarily use EBITDA as a measure of performance. We also note your disclosure that certain investors, analysts, and others utilize these measures to assess your ability to service debt, and that you have also included a reconciliation to operating cash flow. Please note that you must present a reconciliation to the most comparable GAAP measure, in this case, net income. As such, please revise your disclosure to include only the most comparable measure. See FR-65 for guidance

4. It is unclear why gain on disposal of assets, equity in
earnings
of associated companies, restructuring and debt settlement costs,
and
asset impairment charges are among the items added back to EBITDA to
arrive at net income. Please note that, aside from interest, taxes,
depreciation, and amortization, only non-recurring items (items that
have not and are not expected to recur within two years, see FR
65)
may be considered. Please supplementally explain why you believe these items are allowable or revise your definition of EBITDA, as appropriate.

Gain on Disposal of Assets, page 63
5. We note your disclosure on page 63 of a total loss of an S76 aircraft supporting operations in Azerbaijan, resulting in a $2.4 million gain. Please supplementally explain to us and revise your disclosure to indicate the facts and circumstances surrounding the event and the recognition of this gain. Include in your response a brief description of the aircraft, related property damage, book value of asset lost, insurance proceeds received, and any pending litigation or other matters related to this incident. If you have accrued but not received insurance proceeds, please tell us why you believe accrual is appropriate. To the extent the any portion of the
$4.5 million total insurance proceeds relates to other matters, please include a similar discussion of those matters with your response and revised disclosure. Refer to SFAS 5 for guidance.

Liquidity and Capital Resources

Operating Activities, page 72
6. We note from your disclosure that you still own a majority of your flying assets, and that you have, in the prior fiscal year, participated in the sale/leaseback of six Super Puma aircraft. We also note that your discussion of liquidity on page 73 addresses available borrowing capacity and excess cash, but does not discuss future sale/leaseback transactions as a potential source of liquidity. Please expand this disclosure to address your ability to involve existing owned assets in sale/leaseback transactions.

Investing Activities, page 77
7. We note your discussion of the $3.8 million reclassification from cash to other assets related to your reinsurance subsidiary.
Please
explain to us and expand your disclosure related to the description of your business to include the nature and scope of these operations.

Risks and Uncertainties, page 82

8. It appears that your Foreign Currency Risk section does not adhere to the guidelines set forth in Item 11(a) of the instructions to Form
20-F. Please revise your filing to include one of the three allowable methods of presenting the required sensitivity analysis.



Financial Statements

Consolidated Income Statement, page 122

9. Revenues and operating expenses should be separated into product revenue (e.g., composites or parts sold as part of repair and overhaul) and services (e.g., flying revenue, charter revenue). Also, operating expenses such as amortization, gain on disposals of fixed assets, asset impairment charges, restructuring, and debt settlement costs, other than write-off of deferred financing charges and make-whole premiums, should be considered part of operating expenses. Please revise or explain supplementally.


Note 1 - Summary of Significant Accounting Policies

Inventory, page 125
10. Please explain to us and revise your disclosure to describe your policy with regard to excess and obsolete inventory. Refer to paragraph 4 of Chapter 2 of the AICPA Industry Audit Guide, Audits of
Airlines, for guidance.

Revenue Recognition
11. We note that you recognize revenues from helicopter operations based on the terms of the customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both. We also note that revenues from engine and component repair as well as overhaul and composite manufacturing are recognized on the percentage of completion method, and that a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided. In instances where a revenue stream from one contract is recognized in both variable and fixed intervals, please explain to us how you have met the bifurcation criteria set forth in EITF 00-21, and how the split was determined.
Include in your explanation a description of the service provided on a continual basis that could be sold or delivered separately, and how you determined the fair value thereof.


Note 13 - Debt Obligations, page 135

12. The disclosure on page 135 describing the collateral for the senior credit facilities is unclear with respect to the meaning of the phrase "provided charges." Also, it is unclear why a $750 million debenture would be provided as collateral for approximately
$140 million in senior credit facilities. Please supplementally clarify the use of a debenture to provide collateral and revise your disclosure, as appropriate.


Note 16 - Capital Stock and Contributed Surplus, page 140

13. We note the disclosure of the conversion of $250,000 USD into
105
shares in January 2003 and the existence of 690 shares issuable upon conversion of debt in the table on page 140. Please supplementally explain to us and expand you debt disclosures throughout the filing to include a detailed description of this debt.


Note 24 - Segment Information, page 153

14. Supplementally explain to us why the operating segments of the Schreiner reporting segment, which appears to mirror your overall segment reporting structure, have been aggregated into "Schreiner" and not into the existing segments with which they appear to align.

15. We note the presentation of "Segment EBITDA" and the corresponding reconciliation. Please revise this reconciliation to reconcile segment EBITDA to Segment Net Income. Please revise your presentation to present the reconciliation to net income for each segment and to total net income as you have presented Segment EBITDA in the discussion of performance for each segment.


Note 27- Guarantees, page 157

16. We note from your disclosure on page 157 that, as of April 30, 2004, you have $65.8 million of guarantees outstanding with third parties related primarily to long-term contracts. Supplementally explain to us and revise your disclosure, as necessary, to indicate the facts and circumstances surrounding the creation of these guarantees. Include in your response the date, a description of guarantee, and how you have considered the provisions of paragraphs
13 and 14 of FIN 45.


Note 28 - Contingent Liabilities, page 158

17. We note your December 2, 2003 press release indicating the existence of cash and "accrued" insurance proceeds of $2.1 million.
Supplementally explain to us whether these proceeds were received or accrued, and, if accrued, the justification for this treatment considering the stipulations of paragraph 17 of SFAS 5 related to gain contingencies.


Note 32 - Reconciliation to Accounting Principles Generally
Accepted
in the United States

b) Consolidated Balance Sheets, page 166

Acquisitions
18. We note from the asset allocation presented for the Schreiner acquisition that you have allocated $22 million to "intangible liabilities," and that, in Note 15 - Other liabilities (vi) on page
139 you have defined this line item as the amount on contracts acquired for which the return is below market. We also note that there is not an adjustment to the balance sheet and income statement reconciliations to US GAAP removing this liability and writing down the value of the associated assets. Please supplementally clarify the nature and accounting treatment of this item, including the accounting literature you relied upon in concluding the current treatment is correct.

Facilities and Equipment
19. We note from your disclosure on page 126 that certain training costs have been capitalized; we do not note, however, any adjustment within your reconciliation in Note 32 adjusting for this apparent departure from US GAAP. Supplementally explain to us the nature of training costs capitalized associated with facilities and equipment.
Include in your response the amounts and periods over which these are
amortized as well as the accounting guidance relied upon in
forming
the conclusion that this treatment is appropriate. To the extent that these costs are allowable under Canadian GAAP and not US GAAP, please revise your balance sheet and income statement
reconciliations
to account for these items.
..
20. We note your disclosure on page 126 that leasehold improvements are capitalized and amortized on a straight line basis over the respective lease term plus one renewal period, but that difference in amortization had these improvements been amortized only over the original lease term, the period appropriate under US GAAP (refer to the guidance in paragraph 11b of SFAS 13), is not included in your reconciliation in Note 32. Supplementally explain to us how the amortization period was chosen and why you believe this is not an appropriate Canadian to US GAAP adjustment. Include in your response the total amount of leasehold improvements capitalized, the average original lease term, the average renewal period, and the net effect on the balance sheet and income statement for this change.

Future Tax Assets and Liabilities
21. We note the existence of several reconciling items impacting Future Tax Assets and Future Tax Liabilities related to income statement reconciling items. Please revise your disclosure to quantify each of these changes and describe the inventory line item impacted for each change.  Also, we note that your future tax asset
and liability disclosure in Note 21 does not appear to consider assets separately from liabilities in determining the need for a valuation allowance. Also, there is no discussion of why a valuation allowance was or was not necessary.  Please revise your footnote
(5)
in Note 32 to address any differences in the amount of valuation allowance recognized after the adjustments currently cited and upon application of the guidelines set forth in paragraph 21 of SFAS 109.

Shareholders` Equity
22. We note the existence of a non-interest loan made to a related party in the amount of $33 million for the purchase of 11 million ordinary shares, and that, in connection with this loan, you received a license to operate in the United Kingdom. On review of the Canadian to US GAAP reconciliations contained in Note 32, we did not note a reconciling item representing a difference in the accounting methods for the value of imputed interest or the value of the UK operating license, both of which should be considered when valuing the this receivable. As such, supplementally explain to us how you allocated the receivable between imputed interest and the value of the UK operating license. Include in your response the interest rate used, how such interest rate was determined, how the interest was recorded, how the UK operating license was valued, and how you accounted for the value of this benefit. Also, please revise your financial statement disclosure to be similar to that on page 106.

c) Other Required Disclosures, page 168

23. Supplementally explain to us and revise your disclosure, as appropriate, to include an explanation of the "other" amount of $2,715.


Press Release, dated September 13, 2004

Change in Accounting Estimates, page 32
24. Supplementally discuss the facts and circumstances leading to this change in estimate of useful life. Specifically, we note your discussion within your property and equipment note contained in your
Form 20-F that the useful life used in the calculation of depreciation is 15 years, but actual life may be longer. In light of this disclosure, explain to us how your recent change is a change in estimate, and not the correction of an error.

* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.
You
may contact Amy McGann at 202-942-2885 or Dave Humphrey at 202-
942-
1995 if you have questions or me at 202-942-1850 with any concerns as
I supervised the review of your filing.

								Sincerely,



								Max A. Webb
								Assistant Director

??

??

??

??

CHC Helicopter
November 9, 2004
Page 1